SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 RYANAIR WILL NOT RESTART TEL AVIV FLIGHTS, AS BEN GURION AIRPORT REFUSES TO CONFIRM S26 SLOTS, OR AVAILABILITY OF LOW-COST TERMINAL 1

RYANAIR WILL RESTART 22 LOW-FARE ROUTES ONLY WHEN T1 AVAILABILITY AND S26 SLOTS ARE CONFIRMED

Ryanair, Europe's No.1 airline, today (Tues, 30 Sept) announced it will not restart low-fare flights this winter to/from Tel Aviv (a loss of 1m seats and 22 routes), due to Ben Gurion Airport's refusal to confirm Ryanair's historic slots for S26 (summer schedules are now on sale) and their refusal to confirm that low-cost T1 will remain open during future security issues.

Ryanair's low-fare Tel Aviv services were repeatedly disrupted this summer, due to security concerns over Israeli airspace and Tel Aviv Airport's repeated decisions (3 times) to close the low-cost T1 and force Ryanair into high-cost

T3. Low-fare seats that were sold by Ryanair on the basis of low-cost T1 facilities were rendered loss making, due to the high costs in T3.

Ryanair sincerely regrets that it cannot launch its winter schedule to Tel Aviv, which would offer 22 low-fare routes (which are loss-making in the winter) without the certainty that it can continue to operate these flights for S26 (S26 schedules are already on sale). Despite protecting these historic slots during Covid and previous security disruptions in Israel, Tel Aviv Airport have refused in written correspondence to confirm Ryanair's S26 slots, or to confirm that it will in future keep the low-cost T1 open (a facility that it has repeatedly closed) which would avoid forcing low-fare airlines, like Ryanair, into the high-cost T3 facility, while demanding that Ryanair pay the higher costs of T3. Ryanair will no longer accept these higher costs, when T1 is being closed solely for the convenience of Tel Aviv Airport.

A Ryanair spokesperson said:

"We are fed up having our low-fare flights repeatedly messed around by Ben Gurion Airport. It is absurd that they refused to confirm our summer 2026 slots, when summer 2026 schedules are already on sale. We appreciate that many airlines - including Ryanair - cancelled their flights to/from Tel Aviv this summer, but only because it was unsafe to operate there. We are not willing to restart loss-making flights to/from Tel Aviv for the winter season, without the certainty that our summer 2026 historic slots have been confirmed. It is also unacceptable to Ryanair and our low-fare, price sensitive passengers, that our growth at Tel Aviv Airport is dependent upon the availability of the low-cost T1 facility. However, Tel Aviv Airport keeps closing this facility for its own convenience, forcing Ryanair, and other low-cost airlines, into the more expensive T3 - where we do not want to be - but they refuse to honour the low-cost agreement, which T1 facilities provide. We have no difficulty working with Tel Aviv Airport to temporarily move to T3 - if that suits the needs and convenience of Ben Gurion

Airport - but these services should continue to be costed at the T1 rates, and not at the T3 rates. Ryanair has sold thousands of low-fare seats, which are contingent upon the low-cost facilities in T1 remaining open and available.

Until such time as Ben Gurion Airport confirm our historic S26 slots, and confirm that they will in future keep T1 open, we will not restart low-fare flights to/from Tel Aviv this winter. We regret this means that Tel Aviv will no longer have access to Ryanair's much lower fares, or to the 22 routes we operated last winter, but until such time as Tel Aviv are willing to honour their low-cost agreements with Ryanair, we are unwilling to restart flights there. Should Ben Gurion wish to confirm our summer 2026 slots and confirm that they will honour our low-cost T1 agreement, then we will look forward to returning to Tel Aviv with Ryanair's services, offering 22 routes at fares which no other airline in Tel Aviv can match, or compete with."

ENDS
For further info
please contact:   Ryanair Press Office
T: +353-1-9451799
E: press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 September, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary